

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2011

Via E-mail
Mr. Ron Chan Tze Ngon
Chairman and Chief Executive Officer
ChinaCast Education Corporation
Suite 08, 20/F, One International Financial Centre
1 Harbour View Street
Central, Hong Kong

> **Re: ChinaCast Education Corporation**
> **Definitive Additional Materials on Schedule 14A**
> **Filed December 8, 2011**
> **File No. 001-33771**

Dear Mr. Chan:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the Company will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the soliciting materials listed above unless otherwise indicated.

After reviewing any amendments to the filing and the information provided in response to these comments, we may have additional comments.

General

1.   We note your response in paragraph 1 of your letter dated December 8, 2011. In the March 16, 1994 Release No. 34-33768, the Commission reminded registrants that although the proxy rules do not specify the number of days before the meeting by which registrants must make their proxy materials available for distribution to their beneficial owners, proxy materials "must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the

bank or broker to the tabulator." In addition, as noted in our November 10, 1986 Release No. 34-23789, "[w]hen there have been material changes in the proxy soliciting material or material subsequent events (in contrast to routine updating), an additional proxy card, along with revised or additional proxy soliciting material, should be furnished to security holders" and "[a] sufficient period of time should be allowed for adequate dissemination of the material information to security holders prior to the meeting of security holders or the date on which the consents or authorizations may be used to effect the proposed action to permit security holders to assess the information and to change their voting decisions if desired."

Given that:

- the stockholder meeting is currently scheduled for Tuesday, December 20, 2011 at 8 p.m. EST;
- if stockholders of record vote by proxy, their vote must be received by 4:00 p.m. EST on December 19 to be counted;
- stockholders may only vote their shares by mail or in person by attending the meeting in China; and
- for stockholders who hold their shares through an intermediary, such as a bank, broker or other nominee, the voting instruction form submitted by mail must be mailed by the deadline imposed by the intermediary,

please provide us with a detailed analysis as to why you believe your time frame in mailing out the proxy supplement and new proxy card on December 9, 2011 to all record and NOBO holders of your common stock is timely and provides *all* stockholders, including OBO holders, sufficient time to make an informed voting decision. Please ensure your analysis addresses the following:

- the date these record and NOBO holders, as well as all other beneficial holders, such as OBO holders, can expect to receive the supplement and new proxy card;
- the date all such record, NOBO and OBO holders must deposit their completed proxy cards or voting instruction forms, as applicable, in the mail in order to be received by the Company in time to be counted at the meeting;
- the deadlines imposed on applicable beneficial owners for receipt by the intermediaries of the voting instruction forms and the resulting time such beneficial owners will have to review the supplement before returning the forms;
- whether there are any provisions for telephone or internet voting for all beneficial owners; and
- whether the Company can provide stockholders with additional time with which to make an investment decision, such as by or providing internet and/or telephone voting up until the actual meeting time of December 20, 2011 at 8 p.m. EST.

Your letter dated December 8, 2011 indicates that you have been advised by Broadridge that the mailing of the supplemental materials to all record holders and NOBO holders of your common stock took place on December 9, 2011. Please advise whether there are any holders who would not receive materials from Broadridge because, for example, such holders' brokers do not have a distribution agreement with Broadridge. If so, have such brokers represented that they will expedite distribution of the supplemental materials to these holders? If true, please advise us as to the specific timing of such distribution and why you believe the time period provided is sufficient in order for such holders to make a reasonably informed investment decision.

2.   Please tell us how the Company has complied with Exchange Act Rule 14a-13(a)(3) with respect to the annual meeting solicitation. Include in your response the date that the Company conducted the inquiry required by Rule 14a-13(a)(1). It is our understanding that the Company may have conducted such inquiry on October 20, 2011 notwithstanding a record date of October 24, 2011.

3.   Based on the soliciting materials filed with the Commission by Mr. Ned Sherwood on December 9 and 12, 2011, it appears to that Mr. Sherwood intends to nominate and publicly solicit proxies for an opposing slate of directors for election to the Board at the annual meeting. As such, the Company's current proxy statement should be supplemented to provide the information required by Item 4(b) and 5(b) of Schedule 14A and to disclose the existence of the solicitation in opposition. Refer to Exchange Act Rule 14a-12 and Items 4 and 5 of Schedule 14A. Please advise us of the method of dissemination to stockholders of this additional information and why the Company believes such method is sufficient.

4.   We refer you to the Form 8-K filed on December 12. Please also file this information as additional definitive material under the cover of Schedule 14A. We note that the cover of this Form 8-K has the box checked indicating such information constitutes Rule 14a-12 soliciting material. However, since such materials were filed *after* the filing of the Company's definitive proxy statement, they do not constitute soliciting material pursuant to Rule 14a-12 and the Form 8-K cannot be used to satisfy the Company's filing obligations under Regulation 14A. Refer to Exchange Act Rule 14a-12, 14a-6(o) and General Instructions A.2 of Form 8-K.

5.   It is our understanding that the factors considered by the Board at the time it concluded Mr. Sherwood was not a Suitable Person, as defined in the proxy supplement, were present prior to November 15, 2011, the date that the Company filed its definitive proxy statement and included Mr. Sherwood on the slate of nominees for election at the Company's annual meeting. With a view towards disclosure, please advise us why the Board reached the conclusion of Mr. Sherwood's unsuitability *after* November 15 given these circumstances.

Changes to the Definitive Proxy Statement, page 3

6.   Disclosure in this section indicates that "if stockholders of record vote by proxy, their vote must be received by 4:00 p.m. EST on December 19 to be counted." However, disclosure on page 5 of the soliciting materials under the heading "By Mail" indicates that "for stockholders of record, proxy cards submitted by mail or delivery must be received by Advantage Proxy in Des Moines, Washington by the date and time of the annual meeting." Please reconcile, and if appropriate, correct such disclosure. Given that this discrepancy may cause stockholder confusion and result in stockholders missing the appropriate deadline for voting, please advise what steps the Company will take to disseminate the correct information to stockholders.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Jonathan Groff at (202) 551-3458 or to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via E-mail</u>
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP